# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NewcelX Ltd., CIK 0001783036
CUSIP: H5835A109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: HOHSTRASSE 1, Kloten, Switzerland (V8), 8302
Date of event which requires filing of this statement: 04/27/2026
Filed by CIK 0002095455
Persons authorized to receive notices and communications: League Jinn Sarl, 4-6 Rue Du Fort Rheinsheim, Luxemburg, Luxembourg (N4), L-2419, 352 691 780 029

## Reporting persons
- League Jinn Sarl (CIK 0002095455): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 1,316,267; sole dispositive power 0; shared dispositive power 1,316,267; aggregate amount beneficially owned 1,316,267 (25.3% of the class)
  Comment: (1) Consists of (i) 1,104,568 common shares, par value CHF 0.05 of NewcelX Ltd. (the "Common Shares"), (ii) 20,791 common shares issuable upon exercise of warrants at an exercise price of $2.75 per share and expiring on October 10, 2029 that are currently vested and exercisable within 60 days of April 27, 2026, and (iii) 190,908 common shares issuable upon exercise of warrants at an exercise price of $3.025 per share and expiring on April 27, 2031 that are currently vested and exercisable within 60 days of April 27, 2026. The common warrants are subject to a beneficial ownership limitation of 9.99%. The beneficial ownership limitation restricts the holder of the common warrants from exercising that portion of the warrants that would result in League Jinn Sarl owning, after exercise, a number of Common Shares in excess of the beneficial ownership limitation. Mr. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl.
  
  (2) Based on 5,345,184 Common Shares issued and outstanding as of April 29, 2026, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2026.
- Julien Ruggieri: type of reporting person: individual (IN); citizenship or place of organization: Luxembourg (N4); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,316,267; sole dispositive power 0; shared dispositive power 1,316,267; aggregate amount beneficially owned 1,316,267 (25.3% of the class)
  Comment: (1) Consists of (i) 1,104,568 common shares, par value CHF 0.05 of NewcelX Ltd. (the "Common Shares"), (ii) 20,791 common shares issuable upon exercise of warrants at an exercise price of $2.75 per share and expiring on October 10, 2029 that are currently vested and exercisable within 60 days of April 27, 2026, and (iii) 190,908 common shares issuable upon exercise of warrants at an exercise price of $3.025 per share and expiring on April 27, 2031 that are currently vested and exercisable within 60 days of April 27, 2026. The common warrants are subject to a beneficial ownership limitation of 9.99%. The beneficial ownership limitation restricts the holder of the common warrants from exercising that portion of the warrants that would result in League Jinn Sarl owning, after exercise, a number of Common Shares in excess of the beneficial ownership limitation. Mr. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl.
  
  (2) Based on 5,345,184 Common Shares issued and outstanding as of April 29, 2026, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: NewcelX Ltd.
Address of issuer's principal executive offices: HOHSTRASSE 1, Kloten, Switzerland (V8), 8302

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by (1) League Jinn Sarl and (2) Mr. Julien Ruggieri.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the Reporting Persons is 4-6 Rue Du Fort Rheinsheim, L-2419, Luxemburg.
Present principal occupation or employment: The Reporting Person is a private investor. The Issuer's address is as set forth above in Item 2(b).
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
League Jinn Sarl is a corporation formed under the laws of Luxemburg.
Mr. Julien Ruggieri is a citizen of Luxemburg.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The amount and source of funds used by the Reporting Person in acquiring the Common Shares beneficially owned by him as described in further detail in Item 4 of this Schedule 13D, which disclosure is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The Reporting Person holds all securities of the Issuer for investment purposes only. The Common Shares beneficially owned by the Reporting Person were acquired as follows:

2024 Securities Purchase Agreement

On October 9, 2024, NLS Pharmaceutics Ltd. (now known as the Issuer following the Merger (as defined below)), entered into a securities purchase agreement with certain accredited investors, including the Reporting Person. Pursuant to the terms of the securities purchase agreement, the Issuer agreed to issue and sell to the investors, in a private placement offering, (i) 806,452 Common Shares, and (ii) common share purchase warrants to purchase 806,452 Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share. The Issuer agreed not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. The transactions contemplated by the securities purchase agreement closed on October 10, 2024. In connection with this securities purchase agreement, the Reporting Person purchased 207,913 Common Shares and common warrants to purchase 207,913 Common Shares, all with his personal funds. Following the Merger, such Common Shares and common warrants were adjusted per a 1-for-10 reverse split.

Merger Transaction

On November 4, 2024, NLS entered into an Agreement and Plan of Merger, as subsequently amended, with Kadimastem Ltd. ("Kadimastem"). The merger (the "Merger") was completed in 2025, pursuant to which NLS Pharmaceutics (Israel) Ltd., a wholly owned subsidiary of NLS, merged with and into Kadimastem, with Kadimastem continuing as the surviving company and a wholly owned subsidiary of NLS. Following the Merger, the combined company was renamed NewcelX, Ltd. ("NewcelX" or the "Issuer"). In connection with the Merger, each outstanding ordinary share of Kadimastem was exchanged for Common Shares in a final exchange ratio of 7.06 NLS common shares for each Kadimastem ordinary share, or 0.706 Common Shares in exchange for each Kadimastem ordinary share, reflecting the 1-for-10 reverse share split effected by NewCelX in connection with the Merger.

At the effective time of the Merger, 1,152,229 Kadimastem ordinary shares and 219 Kadimastem ordinary shares issuable upon exercise of warrants previously beneficially owned by the Reporting Person were converted into NLS common shares pursuant to the exchange ratio.

April 2026 Private Placement

On April 1, 2026, the Issuer entered into definitive securities purchase agreements for a private placement financing with certain accredited investors. Under the Purchase Agreement, the investors have agreed to purchase 490,907 common shares, par value CHF 0.05 per share, or pre-funded warrants in lieu thereof, at a purchase price of $2.75 per share and common warrants to purchase up to 687,270 ordinary shares at an exercise price of $3.025 per share. The common warrants have a term of five years. In connection with this securities purchase agreement, the Reporting Person purchased 136,363 Common Shares and common warrants to purchase 190,908 Common Shares, all with his personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See the responses to rows 11 and 13 on the cover pages of this Schedule 13D for each Reporting Person.

Consists of (i) 1,104,568 common shares, par value CHF 0.05 of NewcelX Ltd. (the "Common Shares"), (ii) 20,791 common shares issuable upon exercise of warrants at an exercise price of $2.75 per share and expiring on October 10, 2029 that are currently vested and exercisable within 60 days of April 27, 2026, and (iii) 190,908 common shares issuable upon exercise of warrants at an exercise price of $3.025 per share and expiring on April 27, 2031 that are currently vested and exercisable within 60 days of April 27, 2026. The common warrants are subject to a beneficial ownership limitation of 9.99%. The beneficial ownership limitation restricts the holder of the common warrants from exercising that portion of the warrants that would result in League Jinn Sarl owning, after exercise, a number of Common Shares in excess of the beneficial ownership limitation. Mr. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover pages of this Schedule 13D for each Reporting Person.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Schedule 13D, the Reporting Person, to the best of Reporting Person's knowledge, has not engaged in any transaction with respect to the Common Shares during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 11, 2024).

Form of Equity Securities Purchase Agreement, dated October 9, 2024 by and among NLS Pharmaceutics Ltd. and certain purchasers thereto (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed October 11, 2024).

Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 4, 2024, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.1 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 1 to Agreement and Plan of Merger, dated as of January 30, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.2 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 2 to Agreement and Plan of Merger, dated as of February 17, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.3 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 3 to Agreement and Plan of Merger, dated as of May 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.4 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 4 to Agreement and Plan of Merger, dated as of June 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.5 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 5 to Agreement and Plan of Merger, dated as of July 1, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.6 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 6 to Agreement and Plan of Merger, dated as of July 18, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.7 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 7 to Agreement and Plan of Merger, dated as of August 29, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.8 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Form of Securities Purchase Agreement dated as of April 1, 2026, between the Issuer and the investors signatory thereto (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed April 1, 2026).

Form of common warrant (filed as Exhibit 10.2 to Form 6-K (File No. 001-39957) filed April 1, 2026).

Joint Filing Agreement dated May 4, 2026, by and between the Reporting Persons.

## Signatures
- League Jinn Sarl: /s/ Julien Ruggieri, Julien Ruggieri/Sole Manager of League Jinn Sarl (05/04/2026)
- Julien Ruggieri: /s/ Julien Ruggieri, Julien Ruggieri (05/04/2026)